Mail Stop 6010

April 8, 2009

Simon Pedder, Ph.D.
President, Chief Executive Officer and Director
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200,
Charlotte, North Carolina 28277

> **Re:** **Chelsea Therapeutics International, Ltd.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed April 1, 2009**
> **File No. 000-51462**

Dear Dr. Pedder:

We have completed our review of your Preliminary Proxy Statement on Form PRE14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director